UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dietrich Industries, Inc. Salaried Employees’

Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 23, 2010		Dale T. Brinkman, Member

DIETRICH INDUSTRIES, INC.

SALARIED EMPLOYEES’ PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”) as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 22, 2010
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	December 31,
	2009	2008
ASSETS
Investments:
Plan’s Interest in Master Trust Assets at Fair Value	$46,837,432	$42,161,647
Participant Loans	1,608,429	1,944,349

Total Investments	48,445,861	44,105,996

Total Assets	48,445,861	44,105,996

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	48,445,861	44,105,996
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	359,931	1,108,833

Net Assets Available for Benefits	$48,805,792	$45,214,829

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

	Year ended December 31,
	2009	2008
Contributions:
Employer	$1,658,359	$2,382,050
Employee	2,146,358	3,011,355
Rollover	231,857	119,540

Total Contributions	4,036,574	5,512,945

Investment Income / (Loss):
Interest Income	119,149	137,615
Plan’s Interest in Master Trust Net Investment Gain / (Loss)	6,958,379	(11,363,440)

Total Investment Income / (Loss)	7,077,528	(11,225,825)

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	7,618,031	5,212,864
Administrative Expenses	48,138	16,471

Total Deductions	7,666,169	5,229,335

Net Increase / (Decrease) Before Net Assets Transferred	3,447,933	(10,942,215)
Net Assets Transferred From / (To) Other Qualified Plans	143,030	(153,817)

Net Increase / (Decrease) in Net Assets	3,590,963	(11,096,032)
Net Assets Available for Benefits at Beginning of Year	45,214,829	56,310,861

Net Assets Available for Benefits at End of Year	$48,805,792	$45,214,829

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

1.	Description of Plan

The following description of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering substantially all salaried employees of Dietrich Industries, Inc. (“Dietrich”) and its subsidiaries who are participating employers under the Plan (collectively, the “Company”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Dietrich Industries, Inc. is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan and the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees. Throughout 2008, the Dietrich Industries, Inc. Hourly 401(k) Plan and the Gerstenslager Deferred Profit Sharing Plan were also included in the Master Trust. During 2009, the Dietrich Industries, Inc. Hourly 401(k) Plan and the Gerstenslager Deferred Profit Sharing Plan were merged out of existence and into other plans within the Master Trust.

Eligibility:

All salaried employees of the Company are immediately eligible to participate in the Plan.

Contributions:

Employee Contributions - Participants may elect to defer between 1% and 90% of their annual compensation, effective January 1, 2009. Prior to the 2009 Plan Year, participants could make pre-tax contributions up to a maximum of 50% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions - The Company will contribute to the Plan an amount equal to 50% of each eligible participant’s pre-tax contributions, not to exceed 2% of the participant’s eligible compensation.

During the Plan Year 2009, Worthington Industries, Inc. (“Worthington”) announced various temporary cost reduction initiatives taking effect during Worthington’s first fiscal quarter (June 1, 2009 - August 31, 2009). Those initiatives included a suspension of the employer matching contributions for all employees. That suspension was in place for pay periods ending June 1, 2009 through August 21, 2009. Subsequent to August 21, 2009, employer matching contributions were re-instated and any employer matching contributions not made during the suspension period were remitted to the Plan prior to December 31, 2009.

Employer Contributions - As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation. The contribution is made on or about the end of the month following the end of each calendar quarter. A participant does not need to make pre-tax contributions to the Plan to receive the Company’s 3% contribution.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses. Prior to January 1, 2009, only participant-specific administrative expenses impacted each participant’s account, as the Company paid substantially all of the administrative fees of the Plan. Effective January 1, 2009, substantially all administrative fees are paid by the Plan, through allocation, both direct and indirect, to its participants.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Vesting:

All participants are 100% vested in employee elective deferrals, Company matching contributions and Company safe harbor contributions.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59 1/2.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. On September 15, 2009, the Financial Accounting Standards Board Accounting Standards Codification (the “Codification”) became the single source of authoritative generally accepted accounting principles in the United States (“U.S. GAAP”). The Codification changed the referencing of financial standards but did not change or alter existing U.S. GAAP. The Codification became effective for the Plan during the 2009 Plan Year.

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds are determined by the respective quoted market prices. Effective January 1, 2009, holdings of Worthington Industries, Inc. Common Stock represent common shares of Worthington, traded on a real-time basis. At December 31, 2008, and throughout the Plan Year 2008, the Worthington Industries, Inc. Common Stock investment represented a unitized stock fund (the Worthington Industries, Inc. Common Stock Fund) that held only Worthington common shares and cash. The units in the Worthington Industries, Inc. Common Stock Fund were valued at net asset value, which is net assets divided by units outstanding. Based on the holdings of the fund and determination of net assets by reference to quoted market prices and cash value, this measure approximated fair value. Fair value of the common collective trust has been determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.

Participant loans are valued based on the remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

Effective January 2, 2009, employees at the Baltimore, MD Dietrich facility transferred to a non-union payroll of the Company and became eligible to participate in the Plan. During January 2009, these employees transferred assets, at fair value of $807,265, to the Plan from the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Additionally, during the 2009 Plan Year, the Company’s facility located in Rock Hill, SC transferred ownership within Worthington, and its employees therefore became eligible to participate in the Worthington Industries, Inc. Deferred Profit Sharing Plan. During June 2009, those employees transferred assets, at fair value of $817,976, from the Plan to the Worthington Industries, Inc. Deferred Profit Sharing Plan.

3.	Tax Status

The Plan received a determination letter from the IRS dated June 19, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 18% and 19% at December 31, 2009 and 2008, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income / (loss) for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2009	2008
Mutual Funds	$195,497,197	$150,028,729
Common Collective Trust	41,671,565	48,422,385
Worthington Industries, Inc. Common Stock	30,219,636	21,096,152

Total	$267,388,398	$219,547,266

Investment Income / (Loss) for the Master Trust:

	2009	2008
Interest and Dividend Income	$5,398,897	$8,755,780
Net Appreciation / (Depreciation) in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	41,188,897	(92,058,867)
Worthington Industries, Inc. Common Stock	5,747,763	(9,798,261)

Total	$52,335,557	$(93,101,348)

At December 31, 2009 and 2008, respectively, the Master Trust held 2,311,913 and 1,871,632 common shares of Worthington. The Master Trust received cash dividends from Worthington of $885,583 and $1,164,850 for the years ended December 31, 2009 and 2008, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2009 and 2008 were as follows:

	2009	2008
Dodge & Cox Stock Fund	$3,074,486	$2,386,254
Fidelity Diversified International Fund	2,461,642	N/A
Fidelity Freedom 2020 Fund	2,749,135	N/A
Fidelity Managed Income Portfolio Fund	19,356,175	20,556,025
Harbor Capital Appreciation R Fund	2,510,039	N/A

5.	Benefit-Responsive Contract

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Fidelity Managed Income Portfolio

	December 31,
	2009	2008
Investments at Fair Value	$19,356,175	$20,556,025
Adjustments to Contract Value	359,931	1,108,833

Investments at Contract Value	$19,716,106	$21,664,858

Average Yield on Actual Earnings	3.16%	3.57%
Crediting Interest Rate	1.20%	3.04%

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500 filed with the IRS. Form 5500 reports net assets at fair value and the financial statements report at contract value.

	2009	2008
Net Assets Available for Benefits Per the Financial Statements	$48,805,792	$45,214,829
Adjustment From Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(359,931)	(1,108,833)

Net Assets Available for Benefits Per Form 5500	$48,445,861	$44,105,996

The following table reconciles changes in net assets available for benefits, per the financial statements, for the year ended December 31, 2009 to the Form 5500 filed with the IRS for the 2009 Plan Year. The difference is due to interest and earnings transactions being recorded on the Form 5500 at fair value while the financial statements report interest and earnings at contract value.

2009
Net Increase in Net Assets Per the Financial Statements, Before Net Assets Transferred	$3,447,933
Change From Prior Year in the Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	748,902

Net Income Per Form 5500	$4,196,835

9.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2009:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$1,863,810	$1,863,810	$—	$—
Fixed Income Funds	2,077,316	2,077,316	—	—
Growth Funds	12,035,930	12,035,930	—	—
Index Funds	619,585	619,585	—	—
Lifecycle Funds	10,189,714	10,189,714	—	—

Total Mutual Funds	26,786,355	26,786,355	—	—
Common Collective Trust	19,356,175	—	19,356,175	—
Worthington Industries, Inc. Common Stock	694,902	694,902	—	—
Participant Loans	1,608,429	—	1,608,429	—

Total	$48,445,861	$27,481,257	$20,964,604	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2008:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$20,812,490	$20,812,490	$—	$—
Common Collective Trust	20,556,025	—	20,556,025	—
Worthington Industries, Inc. Common Stock Fund	793,132	793,132	—	—
Participant Loans	1,944,349	—	1,944,349	—

Total	$44,105,996	$21,605,622	$22,500,374	$—

10.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Dietrich Industries, Inc.

Salaried Employees’ Profit Sharing Plan

EIN 25-1072343, Plan Number 002

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$46,837,432

*	Participant Loans	Interest Rates Ranging From 4.25% to 9.00%	N/A	1,608,429

				$48,445,861

*	Party-in-Interest to the Plan